Video Transcription
4/29/2021

Christina Drake: "Hi my name is Christina Drake and Im the founder of Kismet Technologies where we are working to forever change the human experience with surface disinfection worldwide contagious respiratory illnesses remain amongst the leading causes of death even though these are mostly preventable. You get these illnesses by coming into contact with persons sick with the illness or touching a surface that has the virus or the bacteria on it that causes that illness, In the US despite increased US of surface disinfectants, one in twenty four patients that go into a hospital will get a hospital acquired infection. The tragedy in these types of illnesses is that they are mostly preventable. Thats why we re developing nanorad which stands for nano based residual active disinfectant and what it does is when it is applied to a surface it rapidly disinfects and when its dry on that surface it disinfects which means it kills virus and bacteria in 15-30 minutes and with nanorad you only need mild cleaning products to then remove obvious dirt on that surface and we believe that will drastically decrease catch a contagious illness on surface. And we hope that you join us on this journey we need funds to hire a full time technical purpose to help us with to scale up manufacturing with our material and to keep us on track with registeration the epa so we hope that you join us in helping wher eyou can help create a world wherepathogens spread less easy answer people can live safer and healthier lives."